Mail Stop 4561
									September 15, 2005

Mr. Gary W. Brown
K2 Digital, Inc.
c/o Mr. Thomas G. Amon
500 Fifth Avenue, Suite 1650
New York, NY 10110

      Re:	K2 Digital, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 1-11873

Dear Mr. Brown:

      We have reviewed your response letter dated August 26, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please file your response letter dated August 26, 2005 and your response to this letter on EDGAR.

Exhibits to Form 10-KSB for Fiscal Year Ended December 31, 2004
and
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30,
2005

2. We note your response to our comment number five. We reissue our comment and request that you revise the certifications included as exhibit 31 to conform to the language as set forth in Item
601(b)(31)
of Regulation S-B, if such statements continue to be true considering the revised wording and evaluation date as of the end of the period covered by the report. Refer to Management`s Report on Internal Control over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8392, available on our website at <http://www.sec.gov/rules/final/33-8392.htm> regarding the allowed amendment of certain portions of the certification related to Internal Controls over Financial Reporting. Please revise the certifications included with each of the filings indicated.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Gary W. Brown
K2 Digital, Inc.
September 15, 2005
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